UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: February 25, 2021

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated February 25, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: February 25, 2021	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
FOURTH QUARTER AND ANNUAL 2020 RESULTS

Highlights
•Reported GAAP net loss of $73.3 million, or $2.17 per share; and adjusted net loss(1) of $40.7 million, or $1.21 per share, in the fourth quarter of 2020 (excluding $24.3 million of non-cash asset write-downs and other items listed in Appendix A to this release).
•Fiscal year 2020 GAAP net income of $87.3 million, or $2.59 per share; and adjusted net income and free cash flow(1) of $153.1 million and $277.3 million, up 138 percent and 56 percent from fiscal year 2019, respectively.
•During 2020, reduced net debt(2) by $419 million and maintained a strong liquidity position of over $370 million as of December 31, 2020.
•In February 2021, entered into an agreement to opportunistically sell two unencumbered Aframax tankers for $32 million, which will further delever the Company's balance sheet and increase its liquidity position.
•As part of further reducing Teekay Tankers' cost of capital, the Company declared options to purchase two of its Suezmax vessels that are currently on long-term sale-leaseback financings for $57 million. The vessels are expected to be redelivered to the Company in May 2021.
•Entered into a seven-year (plus options) in-charter agreement for an eco-Aframax tanker newbuilding, which is expected to be delivered in the fourth quarter of 2022.

Hamilton, Bermuda, February 25, 2021 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter and year ended December 31, 2020:

Consolidated Financial Summary

	Three Months Ended			Year Ended
(in thousands of U.S. dollars, except per share data)	December 31, 2020	September 30, 2020	December 31, 2019 (3)	December 31, 2020	December 31, 2019 (3)
GAAP FINANCIAL COMPARISON
Total revenues	127,802	170,240	311,305	886,434	943,917
(Loss) income from operations	(42,346)	(29,193)	91,608	141,573	123,883
Net (loss) income	(73,286)	(44,434)	63,072	87,317	41,362
(Loss) earnings per share (4)	(2.17)	(1.32)	1.88	2.59	1.23
NON-GAAP FINANCIAL COMPARISON
Total Adjusted EBITDA (1)	9,788	46,248	132,733	335,647	260,194
Adjusted net (loss) income (1)	(40,666)	3,132	82,991	153,147	64,323
Adjusted (loss) earnings per share (1) (4)	(1.21)	0.09	2.47	4.54	1.91
Free cash flow (1)	(20,975)	31,178	102,386	277,336	178,057
Net debt (2)	509,858	502,142	929,135	509,858	929,135
(1)    These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)     Net debt is a non-GAAP financial measure and represents short-term, current and long-term debt and current and long-term obligations related to finance leases less cash and cash equivalents and restricted cash.
(3)    Comparative balances relating to the three months and year ended December 31, 2019 have been updated to reflect results as presented in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.
(4)    The per share amounts for all periods presented have been adjusted to reflect a one-for-eight reverse stock split completed in November 2019.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 683-3529 www.teekaytankers.com
Suite 2000 - 550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada

Fourth Quarter of 2020 Compared to Third Quarter of 2020
GAAP net loss and non-GAAP adjusted net loss for the fourth quarter of 2020, compared to the third quarter of 2020, primarily reflect lower average spot tanker rates, the expiration of certain fixed-rate charters, and a higher number of scheduled drydockings during the fourth quarter of 2020, partially offset by lower vessel operating expenses and interest expense in the fourth quarter of 2020. GAAP net loss for the fourth quarter of 2020 was negatively impacted by an $18.1 million freight tax accrual adjustment, of which $10.5 million relates to 2020 (of which $2.1 million relates to the fourth quarter of 2020) and is included in non-GAAP adjusted net loss. In addition, GAAP net loss in the fourth quarter of 2020 also reflects a $20.7 million reduction in write-down of assets compared to the third quarter of 2020.

Fourth Quarter of 2020 Compared to Fourth Quarter of 2019
GAAP net loss and non-GAAP adjusted net loss for the fourth quarter of 2020, compared to the fourth quarter of 2019, were impacted primarily by lower average spot tanker rates and a higher number of scheduled drydockings during the fourth quarter of 2020, as well as the sale of four Suezmax tankers during December 2019 and the first quarter of 2020 and the sale of the non-US portion of the ship-to-ship support services and LNG terminal management business in the second quarter of 2020. These decreases were partially offset by lower vessel operating expenses and interest expense in the fourth quarter of 2020 compared to the same period of the prior year. GAAP net loss for the fourth quarter of 2020 was also negatively impacted by an $18.1 million freight tax accrual adjustment, of which $10.5 million relates to 2020 (of which $2.1 million relates to the fourth quarter of 2020) and is included in non-GAAP adjusted net loss. In addition, GAAP net loss in the fourth quarter of 2020 reflects an $18.7 million increase in write-down of assets compared to the fourth quarter of 2019.

CEO Commentary
“Crude spot tanker rate weakness persisted into the fourth quarter of 2020 as a result of OPEC+ production cuts resulting from reduced oil demand related to the COVID-19 pandemic and the unwinding of floating storage,” commented Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer. “Despite the pronounced weakness in the fourth quarter and unprecedented challenges faced throughout 2020, Teekay Tankers nevertheless reported one of our best ever annual results.”

“During 2020, we have transformed our balance sheet and have built a resilient financial position,” commented Mr. Mackay. “We have generated $277 million of free cash flow and completed $86 million of asset sales, contributing to a net debt reduction of $419 million, or 45 percent. Our liquidity position has improved by over $220 million, reaching $373 million as of December 31, 2020. In addition, we have also reduced our cost of capital by repurchasing two vessels previously under sale-leaseback financings in October 2020 and declaring purchase options on two additional sale-leaseback vessels for an expected delivery in May 2021.”

“Through the early part of 2021, the tanker spot market continues to be depressed, and the immediate outlook remains uncertain,” commented Mr. Mackay. “Looking ahead, though, we believe that the underlying tanker supply fundamentals remain positive and should result in meaningfully improved tanker market conditions as the global economy and oil demand return to more normal conditions. Based on our forward view, we opportunistically entered into a seven-year in-charter agreement for a newbuilding eco-Aframax at an attractive rate, which we anticipate will deliver into a strong tanker market in the fourth quarter of 2022, enabling us to increase our scale in a less capital-intensive manner.”

Mr. Mackay concluded, "I want to thank our seafarers and onshore colleagues for their continued dedication to provide safe and uninterrupted service to our customers during the COVID-19 pandemic over the past year. It has truly been a collective effort that has embodied the Teekay values of Teamwork and Reliability.”

Summary of Recent Events
In November 2020, Teekay Tankers declared options to purchase two of its Suezmax vessels that are currently on long-term sale-leaseback financings for approximately $57 million, with expected delivery to the Company in May 2021. The Company intends to fund the purchase price with existing liquidity and potentially a new long-term debt facility.

In December 2020, Teekay Tankers entered into a seven-year in-charter agreement (plus extension and purchase options) for one eco-Aframax newbuilding vessel at an attractive rate of $18,700 per day, with expected delivery in late-2022.

In February 2021, Teekay Tankers entered into an agreement to sell two unencumbered 2008-built Aframax tankers for total gross proceeds of $32 million, with expected delivery to the buyer in March 2021.

Tanker Market
Crude tanker spot rates declined during the fourth quarter of 2020, due to a combination of lower oil demand as a result of COVID-19, persistent OPEC+ supply cuts, and the return of ships to the spot trading fleet from floating storage.

Renewed lockdowns in many parts of the world due to a second wave of COVID-19 and the emergence of new, more transmissible variants of the virus led to lower oil demand during the fourth quarter of 2020 than was previously expected. In the International Energy Agency (IEA) October 2020 Oil Market Report, global oil demand was projected to be 96.1 million barrels per day (mb/d) for the fourth quarter of 2020. However, in its January 2021 report, this figure was revised down to 94.5 mb/d. On the oil supply side, the OPEC+ group of producers has shown strong discipline in sticking to planned supply cuts in order to rebalance the oil market, with global oil supply in the fourth quarter of 2020 averaging just 92.3 mb/d, more than 8 mb/d below pre-COVID levels. Finally, the amount of fleet capacity tied up in floating storage or idle due to port delays fell by around 13.2 million deadweight tonnes (mdwt), or 25 percent, during the fourth quarter of 2020, adding to available fleet supply. The combination of slower oil demand growth, limited cargo supply, and an increase in fleet supply has been very negative for crude tanker spot rates.

Crude tanker spot rates have remained weak during the first quarter of 2021, and the market faces several headwinds in the near-term. Firstly, despite the start of vaccine programs in many countries, it is expected that the adverse impacts of COVID-19 will continue to dampen oil demand in the coming months. For example, China reintroduced some travel restrictions before the Lunar New Year in response to rising cases, which has led to lower Chinese crude oil imports. Secondly, and in addition to the OPEC+ group cuts already in place, Saudi Arabia has cut oil supply by an additional 1 mb/d in February and March 2021, which is expected to reduce cargo supply. Thirdly, a backwardated oil structure may lead to further inventory drawdowns and the release of more vessels to the spot trading fleet from floating storage in the coming weeks and months.

Looking further ahead, oil demand is expected to rise in the latter part of 2021 in tandem with the rollout of coronavirus vaccination programs. As per the IEA, global oil demand is expected to increase by approximately 5.5 mb/d between the first and fourth quarters of 2021, which should in turn lead to higher refinery throughput. In addition, it is anticipated that global oil inventories will revert to more normalized levels during the course of the year, with crude inventories expected to normalize earlier than product inventories, meaning that a rise in oil demand will likely be met by higher oil supply. As such, it is expected that the OPEC+ group will start to return barrels to the market in the second half of 2021, which in turn is expected to be positive for tanker demand. However, the exact timing of these events is uncertain.

The fleet supply side of the equation continues to look very favorable. Although there has been a slight uptick in newbuild orders in recent months, the orderbook size remains small by historical standards at approximately 8.1 percent of the existing fleet size. With newbuild prices starting to rise, ongoing uncertainty over vessel technology, and a restrictive financial landscape, the Company expects the overall level of newbuild tanker orders to remain low. In addition, tanker scrapping is expected to pick up in 2021, due to a combination of weaker freight rates, higher scrap prices, and increasing regulatory pressure on older vessels. As a result, tanker fleet growth is expected to remain low during both 2021 and 2022.

In summary, the tanker market faces a challenging few months due to the impact of COVID-19 on oil demand, as well as ongoing OPEC+ supply cuts. However, tanker demand is expected to improve later in 2021 as vaccine programs are implemented worldwide, at which time the OPEC+ group is expected to return oil supply to the market. Low tanker fleet growth should further help facilitate an improvement in the tanker market, particularly if tanker scrapping increases over the coming months.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(i) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses and fees associated with vessels exiting the RSAs:

	Three Months Ended			Year Ended
	December 31, 2020(ii)	September 30, 2020(ii)	December 31, 2019(ii)	December 31, 2020(ii)	December 31, 2019(ii)
Time Charter-Out Fleet
Suezmax revenue days	545	831	322	2,623	595
Suezmax TCE per revenue day	$43,258	$41,216	$32,370	$39,298	$25,945
Aframax revenue days	273	184	—	548	75
Aframax TCE per revenue day	$22,980	$24,983	—	$23,644	$24,276
LR2 revenue days	92	79	—	242	—
LR2 TCE per revenue day	$28,368	$28,638	—	$27,605	—

Spot Fleet
Suezmax revenue days	1,541	1,388	2,390	6,544	9,798
Suezmax spot TCE per revenue day (iii)	$9,283	$22,269	$39,083	$33,405	$23,892
Aframax revenue days	1,366	1,534	1,929	6,255	7,265
Aframax spot TCE per revenue day (iv)	$7,430	$14,802	$32,951	$22,452	$23,323
LR2 revenue days	808	865	743	3,502	3,178
LR2 spot TCE per revenue day (v)	$8,528	$14,400	$26,683	$22,318	$19,293

Total Fleet
Suezmax revenue days	2,086	2,219	2,712	9,167	10,393
Suezmax TCE per revenue day	$18,155	$29,366	$38,285	$35,091	$24,010
Aframax revenue days	1,639	1,718	1,929	6,803	7,340
Aframax TCE per revenue day	$10,015	$15,892	$32,951	$22,548	$23,333
LR2 revenue days	900	944	743	3,744	3,178
LR2 TCE per revenue day	$10,555	$15,592	$26,683	$22,660	$19,293

(i)Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
(ii)Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(iii)Includes vessels trading in the Teekay Suezmax RSA, Teekay Suezmax Classic RSA and non-pool voyage charters.
(iv)Prior to January 1, 2020, includes vessels trading in the Teekay Aframax RSA, Teekay Aframax Classic RSA, non-pool voyage charters and full service lightering voyages. Subsequent to January 1, 2020, includes Aframax vessels trading in the Teekay Aframax RSA, non-pool voyage charters and full service lightering voyages.
(v)Prior to January 1, 2020, includes vessels trading in the Teekay Taurus RSA and non-pool voyage charters. Subsequent to January 1, 2020, includes LR2 vessels trading in the Teekay Aframax RSA, non-pool voyage charters, and full service lightering voyages.

First Quarter of 2021 Tanker Performance Update
The following table summarizes Teekay Tankers’ TCE rates fixed to-date in the first quarter of 2021 for both its spot-traded fleet only and its combined spot-traded and fixed-rate fleets:

	To-Date Spot Tanker Rates		Combined To-Date Spot and Time Charter-Out Tanker Rates
	TCE Rates Per Day	% Fixed	TCE Rates Per Day	% Fixed
Suezmax	$9,600	69%	$18,900	75%
Aframax (1)	$7,700	67%	$11,400	73%
LR2 (2)	$10,000	65%	$13,200	69%
(1)    Rates and percentage booked to-date include Aframax RSA, full service lightering (FSL) and non-pool voyage charters for all Aframax vessels.
(2)    Rates and percentage booked to-date include Aframax RSA, FSL and non-pool voyage charters for all LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of February 15, 2021 (excluding two Aframax tankers that the Company has entered into an agreement to sell, which are scheduled to be delivered by March 31, 2021):

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	5	—	5
Aframax Tankers	3	—	3
LR2 Product Tanker	1	—	1
Total Fixed-Rate Fleet	9	—	9
Spot-rate:
Suezmax Tankers	21	—	21
Aframax Tankers(i)	12	1	13
LR2 Product Tankers	8	—	8
VLCC Tanker(ii)	1	—	1
Total Spot Fleet	42	1	43
Total Tanker Fleet	51	1	52
STS Support Vessels	—	3	3
Total Teekay Tankers' Fleet	51	4	55

(i)Includes one Aframax tanker with a charter-in contract that is scheduled to expire in September 2021, with an option for the Company to extend for one additional year.
(ii)The Company’s ownership interest in this vessel is 50 percent.

Liquidity Update
As at December 31, 2020, the Company had total liquidity of $372.6 million (comprised of $97.2 million in cash and cash equivalents and $275.4 million in undrawn capacity from its credit facilities) compared to total liquidity of $469.8 million as at September 30, 2020.

Conference Call
The Company plans to host a conference call on Thursday, February 25, 2021 at 12:00 p.m. (ET) to discuss its fourth quarter and annual 2020 results. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing (800) 430-8332 or (647) 792-1241, if outside of North America, and quoting conference ID code 2578684.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Fourth Quarter of 2020 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers currently has a fleet of 52 double-hull tankers (including 26 Suezmax tankers, 17 Aframax tankers and nine LR2 product tankers), and also has one time chartered-in tanker. Teekay Tankers’ vessels are typically employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ Class A common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net (Loss) Income, Free Cash Flow, Net Revenues, and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted net (loss) income excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents net (loss) income before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, write-downs of vessels, gains and losses on sale of assets, unrealized credit loss adjustments, unrealized gains and losses on derivative instruments and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Joint Venture represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the entity in which the Company holds the equity-accounted joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Venture. Please refer to Appendices C and D of this release for reconciliations of Adjusted EBITDA to net (loss) income and equity (loss) income, respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Free cash flow (FCF) represents net (loss) income, plus depreciation and amortization, unrealized losses from derivative instruments, write-down and loss on sale of assets, equity loss from the equity-accounted joint venture, and any write-offs and certain other non-cash non-recurring items, less unrealized gains from derivative instruments, gain on sales of vessels, equity income from the equity-accounted joint venture and certain other non-cash items. The Company includes FCF from the equity-accounted joint venture as a component of its FCF. FCF from the equity-accounted joint venture represents the Company’s proportionate share of FCF from its equity-accounted joint venture. The Company does not control its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using FCF as a liquidity measure as the amount contributed from FCF from the equity-accounted joint venture may not be available to the Company in the periods such FCF is generated by the equity-accounted joint venture. FCF is a non-GAAP financial measure used by certain investors and management to evaluate the Company’s financial and operating performance and to assess the Company’s ability to generate cash sufficient to repay debt, pay dividends and undertake capital and dry-dock expenditures. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.
Net revenues represents income from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, write-down and loss on sale of assets and restructuring charge. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income from operations, the most directly comparable financial measure under GAAP.

Teekay Tankers Ltd.
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2020	2019 (1)	2020	2019 (1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (2)	90,581	125,819	289,857	741,804	881,603
Time-charter revenues	34,865	42,180	10,680	127,598	17,495
Other revenues (3)	2,356	2,241	10,768	17,032	44,819
Total revenues	127,802	170,240	311,305	886,434	943,917

Voyage expenses (2)	(58,649)	(57,777)	(109,031)	(297,225)	(402,294)
Vessel operating expenses	(41,030)	(46,336)	(51,875)	(184,233)	(208,601)
Time-charter hire expenses	(8,096)	(9,070)	(12,312)	(36,341)	(43,189)
Depreciation and amortization	(28,042)	(29,992)	(31,943)	(117,212)	(124,002)
General and administrative expenses	(10,049)	(9,887)	(8,992)	(39,006)	(36,404)
Write-down and loss on sale of assets (4)	(24,282)	(44,973)	(5,544)	(69,446)	(5,544)
Restructuring charge	—	(1,398)	—	(1,398)	—
(Loss) income from operations	(42,346)	(29,193)	91,608	141,573	123,883

Interest expense	(10,345)	(12,553)	(15,679)	(51,525)	(65,362)
Interest income	39	337	147	1,199	871
Realized and unrealized (loss) gain on derivative instruments (5)	(390)	(414)	205	(2,220)	(967)
Equity (loss) income (6)	(74)	46	1,693	5,100	2,345
Other (expense) income	(1,140)	(470)	(487)	473	695
Net (loss) income before income tax	(54,256)	(42,247)	77,487	94,600	61,465

Income tax expense (7)	(19,030)	(2,187)	(14,415)	(7,283)	(20,103)
Net (loss) income	(73,286)	(44,434)	63,072	87,317	41,362

(Loss) earnings per share attributable
to shareholders of Teekay Tankers
- Basic	(2.17)	(1.32)	1.88	2.59	1.23
- Diluted	(2.17)	(1.32)	1.86	2.57	1.23

Weighted-average number of total common
shares outstanding
- Basic	33,738,143	33,738,143	33,638,082	33,718,665	33,617,635
- Diluted	33,738,143	33,738,143	33,948,512	33,921,621	33,731,171

Number of outstanding shares of common
stock at the end of the period	33,738,143	33,738,143	33,654,576	33,738,143	33,654,576

(1)Voyage expenses incurred that are recoverable from the Company's customers in connection with its voyage charter and time-charter contracts are reflected in voyage charter revenues, time-charter revenues and voyage expenses. Certain taxes incurred that are recoverable from one of the Company's customers are reflected in other revenues and income tax expense. The Company recast the results for the three months and year ended December 2019 to be consistent with the presentation in the 2019 20-F and this report for the three months and year ended December 31, 2020. This had the impact of increasing revenues, voyage expenses and income tax expense by $7.4 million, $6.2 million and $1.2 million, respectively, for the three months ended December 31, 2019 and $22.9 million, $21.7 million and $1.2 million, respectively, for the year ended December 31, 2019.

(2)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $6.3 million, $10.8 million and $12.0 million for the three months ended December 31, 2020, September 30, 2020 and December 31, 2019, respectively, and $48.5 million and $51.9 million for the year ended December 31, 2020 and December 31, 2019, respectively.

(3)Other revenues include lightering support and liquefied natural gas services revenue, revenue earned from the Company's responsibilities in employing the vessels subject to the RSAs, and bunker commissions earned. In April 2020, the Company sold a portion of its oil and gas ship-to-ship transfer support business, including its gas terminal management services.

(4)Write-down and loss on sale of assets for the three months ended December 31, 2020 includes a write-down of $22.7 million relating to four Aframax tankers and the Company's operating lease right-of-use assets, which were written-down to their estimated fair values. Write-down and loss on sale of assets for the three months ended December 31, 2020 also includes a write-down of $1.6 million related to two Aframax tankers, which we have entered into agreements to sell and are classified as held for sale at December 31, 2020.

(5)Includes realized losses on interest rate swaps of $0.1 million and nil and a realized gain of $0.4 million for the three months ended December 31, 2020, September 30, 2020 and December 31, 2019, respectively, and realized gains of $0.5 million and $2.8 million for the year ended December 31, 2020 and December 31, 2019, respectively. The Company also recognized realized losses of $0.8 million and $0.2 million and a realized gain of $1.1 million for the three months ended December 31, 2020, September 30, 2020 and December 31, 2019, respectively, and a realized loss of $1.2 million and a realized gain of $1.5 million for the year ended December 31, 2020 and December 31, 2019, respectively, relating to its forward freight agreements.

(6)Equity (loss) income relates to the Company’s 50 percent interest in the High-Q Investment Ltd. (High-Q) joint venture, which owns one VLCC tanker.

(7)During the three months ended December 31, 2020, the Company obtained further advice regarding the freight taxes in a certain jurisdiction due to the uncertainty surrounding recent tax changes. Based on this new information and other considerations, the Company increased its provision during the three months ended December 31, 2020 for uncertain tax liabilities by $18.1 million, of which $10.5 million relates to 2020 voyages, and $2.1 million of that balance relates to the fourth quarter of 2020.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	December 31,	September 30,	December 31,
	2020	2020	2019
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	97,232	120,872	88,824
Restricted cash	2,779	4,686	3,071
Accounts receivable	36,202	46,247	95,648
Bunker and lube oil inventory	34,606	33,444	49,790
Prepaid expenses	9,739	13,561	10,288
Due from affiliates	5,236	3,323	697
Current portion of derivative assets	—	—	577
Assets held for sale (1)	32,974	—	65,458
Accrued revenue	26,640	29,410	106,872
Total current assets	245,408	251,543	421,225
Restricted cash – long-term	3,135	3,437	3,437
Vessels and equipment – net	1,104,742	1,131,742	1,223,085
Vessels related to finance leases – net	450,558	484,776	527,081
Operating lease right-of-use assets	2,529	6,148	19,560
Investment in and advances to equity-accounted joint venture	28,561	28,635	28,112
Derivative assets	—	—	82
Other non-current assets	897	1,175	1,923
Intangible assets – net	1,989	2,122	2,545
Goodwill	2,426	2,426	2,426
Total assets	1,840,245	1,912,004	2,229,476

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	86,114	83,272	130,713
Short-term debt	10,000	20,000	50,000
Current portion of long-term debt	10,858	10,962	43,573
Current portion of derivative liabilities	289	755	86
Current obligations related to finance leases	78,476	26,794	25,357
Current portion of operating lease liabilities	3,685	7,602	16,290
Liabilities associated with assets held for sale (1)	—	—	2,980
Due to affiliates	3,123	2,932	2,139
Other current liabilities	4,574	3,696	8,567
Total current liabilities	197,119	156,013	279,705
Long-term debt	232,103	204,103	516,106
Long-term obligations related to finance leases	281,567	369,278	389,431
Long-term operating lease liabilities	315	421	3,270
Other long-term liabilities	49,642	29,683	51,044
Derivative liabilities	597	717	—
Equity	1,078,902	1,151,789	989,920
Total liabilities and equity	1,840,245	1,912,004	2,229,476

Net debt (2)	509,858	502,142	929,135

(1)Assets held for sale at December 31, 2020 includes two unencumbered Aframax vessels. In February 2021, the Company entered into an agreement to sell the vessels for a combined gross sales price of $32.0 million and both vessels are expected to be delivered during the first quarter of 2021. On April 30, 2020, the Company finalized the sale of its non-US ship-to-ship transfer support business and its LNG terminal management business for $27.1 million. These businesses, including cash, cash equivalents and restricted cash of $1.5 million, were classified as held for sale as at December 31, 2019. Also included in assets held for sale at December 31, 2019 were two Suezmax vessels, which were both sold during the first quarter of 2020.

(2)Net debt is a non-GAAP financial measure and represents short-term, current and long-term debt and current and long-term obligations related to finance leases less cash and cash equivalents and restricted cash.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended
	December 31,	December 31,
	2020	2019
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	87,317	41,362
Non-cash items:
Depreciation and amortization	117,212	124,002
Write-down and loss on sale of assets	69,446	5,544
Unrealized loss on derivative instruments	1,458	5,247
Equity income	(5,100)	(2,345)
Income tax expense	7,113	18,489
Other	5,232	4,044
Change in operating assets and liabilities	89,920	(30,432)
Expenditures for dry docking	(24,655)	(48,250)
Net operating cash flow	347,943	117,661

FINANCING ACTIVITIES
Proceeds from short-term debt	235,000	200,000
Proceeds from long-term debt, net of issuance costs	574,872	57,086
Scheduled repayments of long-term debt	(13,174)	(101,107)
Prepayments of long-term debt	(882,495)	(135,110)
Prepayments of short-term debt	(275,000)	(150,000)
Proceeds from financing related to sales and leaseback of vessels	—	63,720
Scheduled repayments of obligations related to finance leases	(25,149)	(24,221)
Extinguishment of obligations related to finance leases	(29,596)	—
Other	(562)	(126)
Net financing cash flow	(416,104)	(89,758)

INVESTING ACTIVITIES
Proceeds from sale of assets	85,892	20,008
Expenditures for vessels and equipment	(16,025)	(11,628)
Loan repayments from equity-accounted joint venture	4,650	—
Net investing cash flow	74,517	8,380

Increase in cash, cash equivalents and restricted cash	6,356	36,283
Cash, cash equivalents and restricted cash, beginning of the year	96,790	60,507
Cash, cash equivalents and restricted cash, end of the year	103,146	96,790

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net (Loss) Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	December 31, 2020		September 30, 2020		December 31, 2019
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net (loss) income - GAAP basis	(73,286)	($2.17)	(44,434)	($1.32)	63,072	$1.88

Add (subtract) specific items affecting net (loss) income:
Write-down and loss on sale of assets	24,282	$0.71	44,973	$1.33	5,544	$0.16
Unrealized (gain) loss on derivative instruments (2)	(489)	($0.01)	172	$0.01	1,287	$0.04
Other (3)	8,827	$0.26	2,421	$0.07	13,088	$0.39
Total adjustments	32,620	$0.96	47,566	$1.41	19,919	$0.59
Adjusted net (loss) income attributable to
shareholders of Teekay Tankers	(40,666)	($1.21)	3,132	$0.09	82,991	$2.47

	Year Ended
	December 31, 2020		December 31, 2019
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	87,317	$2.59	41,362	$1.23

Add (subtract) specific items affecting net income:
Write-down and loss on sale of assets	69,446	$2.06	5,544	$0.16
Unrealized loss on derivative instruments (2)	1,459	$0.04	5,247	$0.16
Other (3)	(5,075)	($0.15)	12,170	$0.36
Total adjustments	65,830	$1.95	22,961	$0.68
Adjusted net income attributable to
shareholders of Teekay Tankers	153,147	$4.54	64,323	$1.91

(1)Basic per share amounts.
(2)Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and forward freight agreements.
(3)The amount recorded for the three months ended December 31, 2020 primarily relates to adjustments to freight tax accruals of prior years and unrealized foreign exchange losses. The amount recorded for the three months ended September 30, 2020 primarily relates to restructuring charges, unrealized foreign exchange losses and debt issuance costs which were written off in connection with the refinancing of one of the Company's debt facilities in August 2020. In addition to these amounts, the amount recorded for the year ended December 31, 2020 primarily relates to realized gains from swap termination settlement and debt issuance costs which were written off in connection with the refinancing of the Company's debt facilities in January 2020, additional adjustments to freight tax accruals of prior years and unrealized foreign exchange gains. The amount recorded for the three months and year ended December 31, 2019 primarily relates to adjustments to freight tax accruals of prior years and unrealized foreign exchange gains and losses.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended			Year Ended
	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net (loss) income - GAAP basis	(73,286)	(44,434)	63,072	87,317	41,362

Add:
Depreciation and amortization	28,042	29,992	31,943	117,212	124,002
Proportionate share of free cash flow from equity-accounted joint venture	402	521	2,233	7,002	4,247
Unrealized loss on derivative instruments	—	172	1,287	1,459	5,247
Write-down and loss on sale of assets	24,282	44,973	5,544	72,527	5,544
Equity loss (1)	74	—	—	—	—

Less:
Equity income (1)	—	(46)	(1,693)	(5,100)	(2,345)
Unrealized gain on derivative instruments	(489)	—	—	—	—
Gain on sale of assets	—	—	—	(3,081)	—

Free cash flow	(20,975)	31,178	102,386	277,336	178,057

Weighted-average number of common shares outstanding for the period - basic	33,738,143	33,738,143	33,638,082	33,718,665	33,617,635
(1)Equity loss and equity income relate to the Company’s 50 percent ownership interest in the High-Q joint venture, which owns one VLCC tanker.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	December 31, 2020	September 30, 2020	December 31, 2019 (1)
	(unaudited)	(unaudited)	(unaudited)
Net (loss) income - GAAP basis	(73,286)	(44,434)	63,072
Depreciation and amortization	28,042	29,992	31,943
Interest expense, net of interest income	10,306	12,216	15,532
Income tax expense	19,030	2,187	14,415
EBITDA	(15,908)	(39)	124,962

Add (subtract) specific income statement items affecting EBITDA:
Foreign exchange loss	1,268	514	615
Write-down and loss on sale of assets	24,282	44,973	5,544
Realized loss (gain) on interest rate swaps	70	58	(395)
Unrealized (gain) loss on derivative instruments	(489)	172	1,287
Equity loss (income)	74	(46)	(1,693)
Consolidated adjusted EBITDA	9,297	45,632	130,320
Adjusted EBITDA from equity-accounted joint venture (See Appendix D)	491	616	2,413
Total adjusted EBITDA	9,788	46,248	132,733

	Year Ended
	December 31, 2020	December 31, 2019 (1)
	(unaudited)	(unaudited)
Net income - GAAP basis	87,317	41,362
Depreciation and amortization	117,212	124,002
Interest expense, net of interest income	50,326	64,491
Income tax expense	7,283	20,103
EBITDA	262,138	249,958

Add (subtract) specific income statement items affecting EBITDA:
Foreign exchange loss (gain)	734	(486)
Write-down and loss on sale of assets	69,446	5,544
Realized gain on interest rate swaps	(481)	(2,791)
Unrealized loss on derivative instruments	1,459	5,247
Equity income	(5,100)	(2,345)
Consolidated adjusted EBITDA	328,196	255,127
Adjusted EBITDA from equity-accounted joint venture (See Appendix D)	7,451	5,067
Total adjusted EBITDA	335,647	260,194
(1)Comparative balances relating to the three months and year ended December 31, 2019 have been updated to reflect results as presented in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Joint Venture
(in thousands of U.S. dollars)

	Three Months Ended
	December 31, 2020		September 30, 2020		December 31, 2019
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)	100%	Portion (1)
Revenues	1,584	792	1,986	993	5,300	2,650
Vessel and other operating expenses	(602)	(301)	(753)	(376)	(554)	(277)
Depreciation and amortization	(951)	(475)	(951)	(476)	(1,081)	(540)
Income from operations of equity-accounted joint venture	31	16	282	141	3,665	1,833

Interest expense, net of interest income	(179)	(90)	(190)	(94)	(359)	(180)
Other	—	—	(1)	(1)	80	40
Equity (loss) income of equity-accounted joint venture	(148)	(74)	91	46	3,386	1,693

Equity (loss) income of equity-accounted joint venture	(148)	(74)	91	46	3,386	1,693
Depreciation and amortization	951	475	951	476	1,081	540
Interest expense, net of interest income	179	90	190	94	359	180
EBITDA from equity-accounted joint venture	982	491	1,232	616	4,826	2,413

Adjusted EBITDA from equity-accounted joint venture	982	491	1,232	616	4,826	2,413

(1) The Company’s proportionate share of its equity-accounted joint venture is 50 percent.

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Joint Venture
(in thousands of U.S. dollars)

	Year Ended
	December 31, 2020		December 31, 2019
	(unaudited)		(unaudited)
	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)
Revenues	17,519	8,759	12,282	6,141
Vessel and other operating expenses	(2,617)	(1,308)	(2,373)	(1,186)
Depreciation and amortization	(3,805)	(1,902)	(3,805)	(1,903)
Income from operations of equity-accounted joint venture	11,097	5,549	6,104	3,052

Interest expense, net of interest income	(898)	(449)	(1,639)	(819)
Other	—	—	225	112
Equity income of equity-accounted joint venture	10,199	5,100	4,690	2,345

Equity income of equity-accounted joint venture	10,199	5,100	4,690	2,345
Depreciation and amortization	3,805	1,902	3,805	1,903
Interest expense, net of interest income	898	449	1,639	819
EBITDA from equity-accounted joint venture	14,902	7,451	10,134	5,067

Adjusted EBITDA from equity-accounted joint venture	14,902	7,451	10,134	5,067

(1) The Company’s proportionate share of its equity-accounted joint venture is 50 percent.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among other things, statements regarding: the impact of the sale of vessels on the Company’s balance sheet and liquidity position, and the timing of closings of such transactions; the Company’s plans to finance, and the timing of closing, the re-purchase of sale-and-leaseback vessels; the impact on the Company’s scale and capital resources, as well as the timing of the delivery of the tanker newbuilding subject to the Company’s new long-term in-charter agreement; crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets; the future outlook on the crude tanker spot and charter markets, as well as the global economy; forecasts of worldwide tanker fleet growth or contraction and newbuilding tanker deliveries and vessel scrapping; estimated fluctuations in global oil demand and supply levels, including anticipated future fluctuations in global oil inventories and the timing thereof; anticipated oil production or supply cuts and the effect and timing thereof; future tanker rates, including a potential recovery as the global economy and oil demand returns to normal conditions; future OPEC+ oil production increases and the resulting impact on tanker demand; expected changes in global refinery throughput; the impact of the COVID-19 outbreak and related developments on the Company's business and tanker and oil market fundamentals, including the timing and impact of coronavirus vaccination programs; the Company's liquidity and market position; the anticipated delevering of the Company's balance sheet and reduction in its cost of capital; and the Company’s ability to deal with potential market volatility and create shareholder value. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in tanker rates; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; OPEC+ and non-OPEC production and supply levels; the duration and extent of the COVID-19 outbreak and any resulting effects on the markets in which the Company operates; the impact of the COVID-19 outbreak on the Company’s ability to maintain safe and efficient operations; the impact and timing of coronavirus vaccination programs; the impact of geopolitical tensions and changes in global economic conditions; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts on existing vessels in the Company's fleet; the inability of charterers to make future charter payments; the inability of the Company to renew or replace charter contracts; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes, including IMO 2030; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2019. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.